Exhibit 99.1

ARBE ROBOTICS LTD.

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 2, 2026

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.000216 per share (the “Ordinary Shares”), of Arbe Robotics Ltd. (“we” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company and any adjourned meeting thereof (the “Meeting”) to be held on September 2, 2026, virtually, at 4:00 PM (Israel time), which is 9:00 AM Eastern Daylight Time. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned to Wednesday, September 9, 2026, same time. You can attend the Meeting via audioconference at https://www.cstproxy.com/arberobotics/2026 as a guest or by entering your 12-digit control number as set forth in your proxy card in order to submit questions and vote online.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our board of directors (the “Board”) urges you to vote your shares so that they will be counted at the Meeting and at any postponements or adjournments of the Meeting.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.      Election of Class II Directors:

a)      Approval of the re-election of Prof. Yonina Eldar as a Class II director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2029 and until her successor is duly elected and qualified;

b)      Approval of the re-election of Dr. Boaz Schwartz as a Class II director of the Company, for a term of approximately three years until the Company’s annual general meeting of shareholders to be held in 2029 and until his successor is duly elected and qualified; and

2.      CEO Compensation Terms:

Approval of the terms of office and employment of Mr. Ram Machness as the appointed Chief Executive Officer of the Company effective as of April 1, 2026.

3.      Approval of Executive Director’s Compensation Terms:

(a)     Approval of the terms of office and employment of Mr. Kobi Marenko as the appointed President of the Company, effective as of April 1, 2026, and a member of the Board, including a special one-time grant of equity-based award to be vested on April 1, 2027.

(b)    Approval of a special one-time grant of equity-based award to Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, to be vested on April 1, 2027.

(c)     Approval of an annual cash bonus plan for each of Mr. Ram Machness, the Company’s Chief Executive Officer, and Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board.

4.      Approval of Non-Executive Directors’ Compensation:

Approval of an equity-based award to each of (a) Prof. Yonina Eldar, a member of the Board, (b) Mr. Yair Shamir, Chairman of the Board and (c) Mr. E. Scott Crist, a member of the Board.

5.      Approval of the Amended Compensation Policy:

Approval of the amended Company’s Compensation Policy for its Executive Officers and Directors, as required under the Israeli Companies Law.

6.      Appointment of Independent Auditors:

Approval of the re-appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s 2027 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm’s annual compensation.

7.      Approval of Reverse Share Split and Corresponding Amendment of the Company’s Articles of Association:

To approve a reverse split of the ordinary shares of the Company, at a ratio to be determined by the Board in its sole discretion, so that, immediately upon its effectiveness, the ordinary shares would trade at a price of approximately $3.00 per share; to approve the corresponding amendment to the Company’s Amended and Restated Articles of Association to reflect the change in the Company’s registered (authorized) share capital and the par value of the Ordinary Shares resulting from the reverse split; and to authorize the Board to implement the reverse split and determine the exact ratio within such range at such time as the Board deems appropriate, no later than the annual general meeting of shareholders of 2027, as described in the Proxy Statement.

In addition, at the Meeting, members of the Company’s management will be available to discuss the Company’s audited financial statements for the year ended December 31, 2025, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 27, 2026.

The Company knows of no other matters to be submitted at the Meeting.

The Board unanimously recommends a vote “FOR” the re-election of class II directors, a vote “FOR” the approval of the CEO compensation terms, a vote “FOR” the Executive Directors Compensation Terms, a vote “FOR” the approval of Non-Executive Directors’ Compensation, a vote “FOR” the amended compensation policy for Executive Officers and Directors, a vote “FOR” the re-appointment of the Company’s Independent Auditor as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 and a vote “FOR” the approval of Reverse Share Split and Corresponding Amendment of the Company’s Articles of Association.

Shareholders of record of our Ordinary Shares at the close of business on August 3, 2026 (the “Record Date”) will be entitled to notice of, and are cordially invited to, attend the Meeting and to attend any adjournment or postponement thereof. However, to assure your representation at the Annual Meeting, please vote your proxy via the internet, by email, or by completing, dating, signing and returning the enclosed proxy. Each such Ordinary Share entitles the holder thereof to one vote. Whether or not you expect to attend the Meeting, please read the Proxy Statement and then promptly vote your proxy in order to ensure your representation at the Meeting.

You may cast your vote by visiting https://www.cstproxy.com/arberobotics/2026. You will need to use the control number appearing on your proxy card to vote prior to or at the Meeting. You may also have access to the materials for the Meeting by visiting the website: https://ir.arberobotics.com/company-information/proxy-materials or https://www.cstproxy.com/arberobotics/2026.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

Dated August 12, 2026

BY ORDER OF THE BOARD OF DIRECTORS,
/s/ Ram Machness
Ram Machness
Chief Executive Officer
Arbe Robotics Ltd.

By signing the proxy card in the manners set forth on the proxy card, whether through internet voting or email or by voting at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form provided or electronic or e-mail proxy submission, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon. If no instructions are given and the proxy is signed, the proxy will be voted in favor of all of the Resolutions set forth above. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

Important Notice Regarding the Availability of Proxy Materials for the Meeting to be Held September 3, 2026: This proxy statement, along with our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 27, 2026, is available at: https://www.cstproxy.com/arberobotics/2026 or : https://arberobotics.com/.

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QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND THE ANNUAL MEETING

Why am I receiving these Proxy Materials?

The Company has made these materials available to you on the Internet in connection with the solicitation of proxies by the Board of Arbe Robotics Ltd. for use at its 2026 Annual General Meeting of Shareholders (the “Meeting”) to be held on a virtual basis on September 2, 2026, and at any postponement(s) or adjournment(s) thereof. This proxy statement gives you information on these proposals so that you can make an informed decision.

In this proxy statement, we refer to Arbe Robotics Ltd. as the “Company”, “we”, “us” or “our” or similar terminology.

How Can I Vote?

You can vote either virtually at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting, as follows, by no later than 11:59 p.m., Eastern time, on September 1, 2026, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by any proxy received after the times specified above will not be counted as present at the Meeting and will not be voted:

By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the Meeting website at https://www.cstproxy.com/arberobotics/2026, as a guest or by entering your 12-digit control number located on the enclosed proxy card in order to submit questions and vote online. If you hold shares in “street name” and if the brokerage firm, bank or other similar organization that holds your shares offers Internet voting, you should follow the instructions given by such brokerage firm, bank or similar organization in order to submit your proxy over the Internet.

By E-mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and e-mailing your proxy card to proxy@continentalstock.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you hold shares in “street name” and if the brokerage firm, bank or other similar organization that holds your shares offers voting by e-mail, if you wish to vote by e-mail you should follow the voting instruction form given by such brokerage, bank or similar organization in order to submit a proxy.

Any proxy may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a revocation of the proxy at the Meeting.

Detailed proxy voting instructions are also provided on the enclosed proxy card, including for voting by Internet.

How Can I Attend the Meeting?

If you intend to attend the Meeting, you can attend via audioconference at https://www.cstproxy.com/arberobotics/2026 as a guest or with your 12-digit control number as set forth in your proxy card, in order to submit questions and vote online.

Please read this proxy statement carefully and ensure that you have proper evidence of share ownership as of August 3, 2026, which is the record date for this meeting, as we will not be able to accommodate guests without such evidence at the Annual General Meeting.

Details regarding how to attend the Annual General Meeting and the business to be conducted at the Annual General Meeting are also described in the accompanying proxy card.

What is the Record Date?

Shareholders of record of Ordinary Shares at the close of business on August 3, 2026, which is the record date (the “Record Date”) will be entitled to notice of and to vote at the Meeting and are cordially invited to attend the Meeting and any adjournment or postponement thereof.

The proxy statement, our form of proxy card and our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 FILED WITH THE SEC ON MARCH 27, 2026 are available on the internet on our website at https://ir.arberobotics.com/company-information/proxy-materials on our transfer agent’s website at https://www.cstproxy.com/arberobotics/2026 or at the SEC’s website at http://www.sec.gov.

Which Shareholders Are Entitled to Vote?

Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote at the Meeting. The Company had 127,404,060 Ordinary Shares issued and outstanding as of the Record Date, each of which is entitled to one vote on each matter to be voted on at the Meeting. The presence, virtually or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, ordinary shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Ordinary Shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting without receipt of voting instructions from beneficial owner (other than with respect to certain routine proposals). The only matter being presented at the Meeting on which brokers may vote without instructions from the beneficial owners is the approval of the auditors. With respect to all other matters, unless a shareholder whose shares are held in street name instructs the broker or bank as to how the shares should be voted, the brokerage firm or bank will not vote the shares.

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Wednesday, September 9, 2026, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum.

What are the Votes Required for the Resolutions?

The affirmative vote of a majority of the Ordinary Shares of the Company represented and voting thereon at the Meeting is necessary for the approval of all proposals on the agenda, provided however, that with respect to the approval of: (i) Proposal 2 with respect to the compensation terms of our CEO; (ii) Proposal 3(c) with respect to the one time bonus plan each of Mr. Ram Machness, the Company’s Chief Executive Officer, and Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board; and (iii) Proposal 5 with respect to the approval of the Company’s amended Compensation Policy; that majority includes at least: (i) a majority of the votes cast by shareholders who are not Controlling Shareholders (as defined below) of the Company and do not have a Personal Interest (as defined below) in approving the proposal, who are present and voting (abstentions are disregarded); or (ii) the total number of votes cast held by the shareholders who are not Controlling Shareholders of the Company and do not have a Personal Interest in approving the proposal that are voted against the proposal constitute two percent (2%) or less than of the total voting rights in the Company (the “Compensation Majority”). As of the date of this proxy statement, the Company is not aware of any shareholder who meets the definition of Controlling Shareholder under the Israel Companies Law.

When voting, Israeli law requires that each shareholder voting on Proposals 2, 3(c) and/or 5 indicate if such shareholder is a Controlling Shareholder and to indicate in the appropriate place in the proxy if such shareholder has a Personal Interest in the proposed resolution. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card the foregoing, then the shareholder’s vote on the applicable item will be counted. To avoid confusion and pursuant to relief regulations issued under the Israeli Companies Law and governing voting matters, unless indicated otherwise, we assume that every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest in the proposed resolution (as those definitions defined below). If you are a Controlling Shareholder or have a Personal Interest in the proposed resolutions under Proposals 2, 3(c) or 5, please notify Adv. Maya Bar-On, the Company’s Secretary and General Counsel, at maya.bo@arberobotics.com.

For these purposes, under the Israeli Companies Law a “Controlling Shareholder” is generally any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person, which includes a legal entity, is presumed to be a Controlling Shareholder if he/she or it holds

(i) 50% or more of the right to vote at a general meeting of the Company, or (ii) 50% or more of the right to appoint directors or its chief executive officer. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder’ provided that, there is no other person who holds more than 50% of the voting rights of such company.

Under the Israeli Companies Law, the term “Personal Interest” includes a shareholder’s personal interest in the approval of an action or a transaction of a company, not including any interest arising solely from holding the company’s shares, but including (i) the personal interest of his/her immediate family, spouses, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons; and (ii) a personal interest of an entity in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, or owns five percent (5%) or more of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer. In addition, under the Israeli Companies Law, in case of a person voting by proxy for another person, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

As of the date of this Proxy Statement, the Company is not aware of any Controlling Shareholders as such term is defined for purposes of the Israeli Companies Law; and (b) the Company believes that only a few of its shareholders may have Personal Interest with regard to Proposal 1 and it is aware of those shareholders in advance.

What are Requirements for Shareholder Proposals?

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and our Articles. Under the Israeli Companies Law, any shareholder who holds at least 1% of the Company’s outstanding voting rights is entitled to request that the Board includes a proposal to be voted on by the Company’s shareholders, at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Pursuant to relief regulations issued under the Israeli Companies Law and governing voting matters of Israeli Nasdaq listed companies such as the Company, a proposal related to election or removal of a director from the Board is entitled only to shareholder who holds at least five percent (5%) of the Company’s outstanding voting rights.

Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to Maya Bar-On, the Company’s Secretary and VP Legal, at maya.bo@arberobotics.com. For a shareholder proposal to be considered for inclusion in the Meeting, our Secretary and VP Legal must receive the written proposal no later than seven days following the publication of the Notice for this meeting, i.e., August 8, 2026.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of August 3, 2026, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding Ordinary Shares, each of the Company’s chief executive officer and chief financial officer, each director and all directors and senior management as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners and filed with the SEC, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days as of August 3, 2026, through the exercise of any option, warrant, convertible security or other right.

The shareholders’ holdings reflect their voting rights. Each shareholder has one vote for each ordinary share owned on the Record Date.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Kobi Marenko(2)	2,200,058	1.72%
Noam Arkind(3)	2,209,253	1.73%
Ram Machness(4)	585,183	*
Karine Pinto-Flomenboim(5)	295,420	*
Yair Shamir(6)	1,977,436	1.55%
Boaz Schwartz(7)	460,208	*
E. Scott Crist(8)	3,687,213	2.84%
Thilo Koslowski(9)	160,000	*
Prof. Yonina Eldar(9)	73,333	*
Chris Van Dan Elzen(5)	115,000	*
All directors and Senior Management as a group	12,678,139	9.64%

Five Percent Holders:
AWM Investment Company, Inc.(10)	15,388,724	9.99%
Alyeska Master Fund, L.P.(11)	14,392,760	9.99%
PEAK6 Partners LLC(12)	7,533,946	5.9%

____________

*        Less than 1%

(1)      Unless otherwise noted, the address for each named beneficial owner who is a director or senior management is c/o Arbe Robotics Ltd., HaHashmonaim St. 107, Tel Aviv-Yafo, Israel.

(2)      Consists of 1,614,232 ordinary shares held by Mr. Marenko, 308,326 ordinary shares subject to options, 277,500 restricted stock units.

(3)      Consists of 1,623,982 ordinary shares held by Mr. Arkind, 307,771 ordinary shares subject to options and 277,500 restricted stock units.

(4)      Consist of 5,438 ordinary shares held by Mr. Machness, 239,988 ordinary shares subject to options, 339,757 restricted stock units.

(5)      Consists of ordinary shares subject to options and restricted stock units.

(6)      Consists of (i) 1,897,436 ordinary shares held by CATALYST IV FUND L.P. (“Catalyst”) and (ii) 80,000 ordinary shares subject to options granted to Mr. Shamir. Mr. Shamir is affiliated with Catalyst but disclaims any beneficial ownership of the shares owned by Catalyst except to the extent of any pecuniary interest Mr. Shamir may have therein, directly or indirectly.

(7)     Consist of: (i) 298,619 ordinary shares held by Geneva Insurance Group (Barbados) Inc. in respect of Separate Account 2020-418-VUL (the “Account”), which account is held for the benefit of a trust (the “Master Trust”), of which Mr. Schwartz, alongside others, is an indirect beneficiary, and (ii) 161,589 ordinary shares subject to options. Accordingly, Mr. Schwarz may be deemed to have an indirect beneficial ownership interest with respect to the shares held by the Account. Furthermore, Mr. Schwartz is one of three members of the Investment Committee of the Master Trust, which holds the Account. The Investment Committee operates by majority, and Mr. Schwartz does not have any independent control of the Investment Committee and may only act with the vote of one or more of the other members of the Investment Committee.

(8)      Consists of (i) 964,182 ordinary shares owned by Mr. Crist, (ii) 340,000 ordinary shares held by Texas Ventures Mgmt, LLC (“Texas Ventures”), (iii) 2,303,031 ordinary shares issuable upon exercise of private warrants owned by Mr. Crist and (iv) 80,000 ordinary shares subject to options granted to Mr. Crist. Mr. Crist is chief executive officer and majority owner of Texas Ventures and has the right to vote and dispose of securities held by Texas Ventures. Mr. Crist disclaims any beneficial ownership of the shares held by Texas Ventures other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(9)      Consist of ordinary shares subject to options.

(10)    Consists of: (i) 1,846,067 ordinary shares and 4,016,898 warrants held by Special Situations Fund III QP, L.P. a Delaware limited partnership (“SSFQP”), (ii) 536,627 ordinary shares and 954,800 warrants held by Special Situations Cayman Fund, L.P. a Cayman Island limited partnership(“SSF CAYMAN”) (iii) 328,466 ordinary shares, 352,963 Pre-Funded Warrants and 705,926 warrants held by Special Situations Private Equity Fund, L.P. a Delaware limited partnership (“SSPE”), (iv) 506,086 ordinary shares, 212,721 Pre-Funded Warrants and 425,442 warrants held by Special Situations Technology Fund, L.P. a Delaware limited partnership (“SSF TECH”) and (v), 2,789,198 ordinary shares, 904,510 Pre-Funded Warrants and 1,809,020 warrants held by Special Situations Technology Fund II, L.P., a Delaware limited partnership (“SSF TECH II”). The warrants described herein may only be exercised to the extent that the total number of ordinary shares beneficial owned by the holder and its affiliates after such exercise does not exceed 9.99% of the outstanding shares. AWM Investment Company, Inc., a Delaware corporation (“AWM”), is the investment adviser to SSF CAYMAN, SSFQP, SSPE, SSF TECH and SSF TECH II. Mr. David M. Greenhouse (“Greenhouse”) and Mr. Adam C. Stettner (“Stettner”) are limited partners of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP. Greenhouse and Stettner are members of, SSCayman, L.L.C., a Delaware limited liability company, the general partner of SSF CAYMAN, MG Advisers, L.L.C., a New York limited liability company, the general partner of SSPE and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of SSF TECH and SSF TECH II. Greenhouse and Stettner are also the controlling principals of AWM and have the power to direct, vote and dispose of the shares The business address for AMW is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(11)    Consists of: 6,480,674 Ordinary Shares and 7,912,086 warrants held by Alyeska Master Fund, L.P. Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (the “Alyeska Master Fund”), has voting and investment control of the shares held by Alyeska Master Fund. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska Master Fund. The warrants described herein may only be exercised to the extent that the total number of Ordinary Shares then beneficially owned does not exceed 9.99% of the outstanding shares. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(12)    as of March 31, 2026, based on Schedule 13G SEC filling dated May 14, 2026.

PROPOSAL 1
ELECTION OF CLASS II DIRECTORS
(Items 1(a)-1(c) on the proxy card)

Background

The Company’s Articles of Association provides that the number of Directors shall be not less than three but no more than nine. There are currently eight members of the Board. The current Board is classified into classes of directors as follows:

Name	Age	Term Expires
Class I
Noam Arkind, PhD, Class I	39	2028
Chris Van Dan Elzen, Class I	54	2028

Class II
Prof. Yonina Eldar, Class II	53	2026
Boaz Schwartz, PhD, Class II	63	2026
Thilo Koslowski, Class II(1)		2026

Class III
Yair Shamir, Class III	80	2027
E. Scott Crist, Class III	59	2027
Kobi Marenko, Class III	52	2027

____________

(1)      Mr. Koslowski’s term as a director ends with the 2026 Annual General Meeting.

Election of Class II Directors

The term of the Class II Directors will expire at the Meeting and successor Class II Directors shall be elected at the Meeting to serve approximately three years, until the annual general meeting to be held in 2029 and until their successors have been duly elected and qualified, or until the office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

The Nominating and Corporate Governance Committee of the Board recommended the re-election of Prof. Yonina Eldar and Dr. Boaz Schwartz, who are current Class II Directors. Mr. Thilo Koslowski will not be standing for re-election. If elected at the Meeting, each of the nominees will serve for approximately three years, until the annual general meeting of shareholders to be held in 2029.

Nominee’s Qualifications and Independence

Each of the nominees has consented to being named in this Proxy Statement and has advised the Company that he or she is willing, able, and ready to serve as a Class II director if elected. Additionally, in accordance with the Israeli Companies Law, each of the nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company, possesses the necessary qualifications and has sufficient time to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

We do not have any voting arrangements, understandings or agreements with respect to the election of any of the nominees at the Meeting. Prof. Yonina Eldar and Dr. Boaz Schwartz are independent under Nasdaq corporate governance rules.

Biographies of Nominees

The following information concerning the nominees is based on the records of the Company and information furnished to it by the nominees:

Prof. Yonina Eldar

Prof. Eldar was appointed as a director on November 7, 2023. Prof. Eldar is the Israel Prize laureate for 2025 in the field of Engineering Research and Engineering Sciences. Prof. Eldar is a professor in the Department of Mathematics and Computer Science, Weizmann Institute of Science, Rehovot, Israel, where she holds the Dorothy and Patrick Gorman Professorial Chair and heads the Center for Biomedical Engineering. Prof. Eldar was previously a professor in the Department of Electrical Engineering at the Technion, where she held the Edwards Chair in Engineering. Prof. Eldar is also a visiting professor at MIT, a visiting scientist at the Broad Institute, a visiting research collaborator at Princeton, an adjunct professor at Northeastern University and Duke University, an advisory professor of Fudan University, a distinguished visiting professor of Tsinghua University, and was a visiting professor at Stanford. Prof. Eldar is a member of the Israel Academy of Sciences and Humanities (elected 2017) and of the Academia Europaea (elected 2023), an IEEE Fellow, a EURASIP Fellow, a Fellow of the Asia-Pacific Artificial Intelligence Association, and a Fellow of the 8400 Health Network. Prof. Eldar is author of the book “Sampling Theory: Beyond Bandlimited Systems” and co-author of eight other books in the areas of convex optimization, compressed sensing, radar, communications, imaging, information theory and machine learning. Prof. Eldar received her B.Sc. degree in physics and B.Sc. degree in Electrical Engineering from Tel-Aviv University, and her Ph.D. in electrical engineering and computer science from the Massachusetts Institute of Technology.

Dr. Boaz Schwartz

Dr. Schwartz was initially appointed as a director on October 7, 2021. A seasoned finance professional and a tech investor, Dr. Schwartz founded Deutsche Bank Israel, and managed it for 24 years, until December 2020. Following his retirement from Deutsche Bank, Dr. Schwartz became an active tech investor in both early and late-stage companies, with a wide portfolio of investments in Fintech, Autotech and other technology-related ventures. Dr. Schwartz is an active investor and works closely with his investee companies helping with both strategy and finance-related matters. Dr. Schwartz developed Deutsche Bank Israel to become one of the leading global investment banks operating in Israel with a very strong corporate finance advisory franchise, the leading project finance bank in Israel, the top foreign bank on TASE, and a leading trader in the Israeli fixed income and forex. Dr. Schwartz is a board member and chairman of the finance committee of IDC Herzliya — the only private university in Israel; a board member of iArgento Ltd — a traded venture capital fund; Covercy Ltd — a real estate investment management SaaS platform and Foretellix Ltd. — a verification and validation automation tool for autonomous vehicles; a board observer of Addionics Ltd. — an enabling battery technology for automotive industry and Blyp Ltd. — an AI-driver data analytics for on-line shops; and the vice-Chairman of Zabar Solar Ltd. — a leading green energy developer and operator. Dr. Schwartz is also a long-time member of the Israeli chapter of the YPO. Dr. Schwartz earned a PhD in Finance from the University of Chicago; an MBA with Distinction from the Wharton School at the University of Pennsylvania; and an MSc and BSc in Electrical Engineering from the University of Tel Aviv.

Compensation Terms of Directors Nominees

Under the Israeli Companies Law, the compensation of public company’s directors is generally subject to the approval of the company’s compensation committee, the subsequent approval of its board of directors and, unless exempted under regulations promulgated under the Israeli Companies Law, shareholders, in that order, and must generally be consistent with the Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

Consistent with the Compensation Policy, the Compensation Committee, Board and the shareholders, have approved that industry expert directors such as the two Class II Directors nominees shall generally receive an annual fee of $50,000. Since Dr. Boaz Schwartz serves as the chairman of both our Audit Committee and our Compensation Committee, he is entitled to receive an annual fee of $100,000.

In addition, the Company’s Compensation Committee, Board and the shareholders have approved, consistent with the Compensation Policy, the grant to industry expert directors such as the two Class II Directors nominees, equity-based compensation, that generally vests over a period of three years with a quarterly vesting, valid for a term of ten years (subject to early expiration in the event of termination of services and as described in the Company’s 2021 Share Incentive Plan) as follows:

Name of Director	Shares Subject to Options	Exercise Price	Fully Vested
Dr. Boaz Schwartz	81,589	$8.00	October 2024
	40,000	$2.873	August 2026
	120,000	$1.313	September 2028
Prof. Yonina Eldar	80,000	$2.074	November 2026

See Item 4 below on the agenda of this Meeting with respect to non-executive directors’ compensation, including compensation to Prof. Eldar.

The Company also maintains customary directors’ and officers’ liability insurance for its directors and executive officers which covers the director’s or officer’s liability as a member of the Board or as an executive officer of the Company and has entered into an indemnification agreement with its directors and executive officer in the form as approved by the Board. The Company covers customary travel expenses relating to participation in Board meetings, including international travel and accommodation expenses for meetings in Israel, pursuant to Company’s expense reimbursement policy.

Committees’ Composition

Subject to the re-election of the two Class II Directors nominees, following the Meeting there will be seven members of the Board, and the Committees composition will be as follows, as approved by the Board and following the recommendation of the Nominating and Corporate Governance Committee of the Board:

•        Audit Committee:    Dr. Boaz Schwartz (chair), Prof. Yonina Eldar, Mr. E Scott. Crist.

•        Compensation Committee:    Dr. Boaz Schwartz (chair), Mr. Yair Shamir, Mr. E Scott. Crist.

•        Nominating and Corporate Governance:    Mr. Yair Shamir (chair), Dr. Boaz Schwartz, Prof. Yonina Eldar.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)     RESOLVED, that Prof. Yonina Eldar be elected as a Class II director, to serve until the 2029 annual general meeting of shareholders and/or until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

(b)    RESOLVED, that Dr. Boaz Schwartz be elected as a Class II director, to serve until the 2029 annual general meeting of shareholders and/or until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

Each of the resolutions above will be voted upon separately at the Meeting.

Votes Required

The approval of each of these resolutions requires the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 1 at the Meeting in person or by proxy.

Board Recommendation

The Board recommends a vote “FOR” the election of each of Prof. Yonina Eldar and Dr. Boaz Schwartz as Class II directors, for a term of approximately three years, to expire at the 2029 annual general meeting.

PROPOSAL 2
APPROVAL OF CEO COMPENSATION
(Item 2 on the proxy card)

Background

Under the Israeli Companies Law, terms of office and employment of office holders, are generally subject to the approval of the compensation committee and the board of directors and must generally be consistent with the Company’s compensation policy. In the case of directors or the Chief Executive Officer, the shareholders’ approval is also required.

CEO Compensation

Mr. Machness has served as our Chief Business Officer since April 30, 2018. As our Chief Business Officer, Mr. Machness led the product management, customer support, sales and business development. Mr. Machness has more than 30 years of experience in embedded systems and the semiconductor and automotive industries. Prior to joining us from 2007 to 2018, Mr. Machness managed the business development, customer engagement and product marketing at Texas Instruments (Nasdaq: TXN), a global American-based technology company that designs and manufactures semiconductors. From 2003-2007, Mr. Machness served in various consulting positions in companies such DSP Group (Nasdaq: DSPG), a global leader in wireless communications and voice processing chipsets and algorithms for a wide range of smart-enabled devices, and Microsoft (Nasdaq: MSFT), a multinational technology corporation. His professional experience also includes roles in system engineering and R&D management. Mr. Machness holds a B.A in Computer Science from The Open University and an MBA from Tel Aviv University.

On February 25, 2026, the Board approved the appointment of Mr. Ram Machness as Chief Executive Officer of the Company, effective April 1, 2026.

The Compensation Committee previously reviewed and approved Mr. Machness’ proposed compensation package, subject to his appointment as Chief Executive Officer and the required corporate approvals. The Board then reviewed the proposed terms and approved them, subject to shareholder approval.

The proposed compensation package includes: (i) a base monthly salary of NIS 80,000 (approximately $22,463) which is the same as the monthly salary of the prior Chief Executive Officer, together with accompanying benefits under Company policy applicable to Israeli executive officers; (ii) an equity-based award of 1,125,000 restricted shares, with a three-year vesting schedule; (iii) a Bonus Plan enabling Mr. Machness to earn up to four times his base salary upon the achievement of defined criteria set by the Board/Compensation Committee each year; (iv) relocation expenses under Company policy; and (v) an employer loan program intended to cover U.S. tax payments due upon each restricted stock unit (“RSU”) vesting event, which may be extended on each vesting date at the request of the Chief Executive Officer, on a non-recourse basis, secured by the granted RSUs and repayable solely from proceeds of RSU sales.

While most elements of the proposed package are consistent with the Company’s Compensation Policy, the employer loan program is outside of the Compensation Policy and will therefore is being brought for shareholder approval together with the Board’s reasoning in support thereof.

The table below sets forth the compensation paid for the year ended December 31, 2025 to our then chief executive officer, our chief technology officer and Mr. Machness’ compensation as chief business officer:(1)

Name and Then-Principal Position	Salary(2)	Equity-Based Compensation(3)	All Other Compensation(4)	Total
Kobi Marenko, Chief Executive Officer	$340,791	$334,167	$3,448	$782,043
Noam Arkind PhD, Chief Technology Officer	380,224	334,167	3,448	821,476
Ram Machness, Chief Business Officer	288,913	392,261	18,703	760,815

____________

(1)      All amounts reported in the table are in terms of our cost as reflected in our consolidated financial statements for the year ended December 31, 2025, plus compensation paid to such executives in 2026 in respect of employment provided during 2025.

(2)      Salary includes executive’s gross salary plus payment of social benefits made by us on behalf of such executive. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (such as managers’ life insurance policy), education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (such as life, or work disability insurance), payments for social security and tax gross-up payments, vacation, convalescence recreation pay and other benefits and perquisites consistent with our policies, to the extent applicable.

(3)      The equity-based compensation represents the “financial expense” as reflected in our consolidated financial statements for the year ended December 31, 2025, with respect to equity-based compensation vested during 2025. The amount of equity-based compensation does not represent the market value, nor does it represent the number of RSUs or options granted to our executives; rather it reflects the non-cash financial expenses amortized for such equity-based compensation in our financial statements for the year ended December 31, 2025. Assumptions and key variables used in the calculation of such amounts are described in Note 10 of Notes to our Consolidated Financial Statements, which are included in our annual report on Form 20-F.

(4)      All other compensation represents mainly incidental monetary benefits.

Proposed Resolutions

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, to approve the terms of office and employment of Mr. Ram Machness as Chief Executive Officer of the Company, effective April 1, 2026, including his base salary and benefits, equity award, Bonus Plan, relocation expenses, and employer loan program, all as presented to the shareholders.

Votes Required

The votes required for the approval of the foregoing resolution are the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 2 at the Meeting in person or by proxy, provided however, that majority shall also include the Compensation Majority.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the employment and compensation terms for Mr. Ram Machness as the Company’s CEO.

PROPOSAL 3
APPROVAL OF EXECUTIVE DIRECTOR’S COMPENSATION TERMS
(Item 3 on the proxy card)

Background

Under the Israeli Companies Law, the terms of office and employment of office holders are generally subject to the approval of the compensation committee and the board of directors, and must generally be consistent with the Company’s compensation policy. In the case of directors, shareholder approval is also required. Under the Israeli Companies Law, compensation terms for a Chief Executive Officer and for directors require approval by the compensation committee, the board of directors and the shareholders. For the chief executive officer, the shareholders’ approval must include a Compensation Majority.

1.      President’s Proposed Terms

In light of his stepping down from the Chief Executive Officer position, on February 25, 2026, the Board approved the appointment of Mr. Kobi Marenko as President of the Company, effective as of April 1, 2026. Mr. Marenko will continue to serve as a member of the Board.

The title of President is new to the Company. The Board has determined that in his capacity as President, Mr. Marenko will be responsible for maintaining investor relations, identifying and pursuing financing opportunities, and identifying and evaluating new business opportunities, including through market analysis and presenting recommendations to the Chief Executive Officer and to the Board, with strategic decisions to be brought to the Board for approval.

The proposed compensation terms are intended to maintain Mr. Marenko’s current base salary of a monthly NIS 80,000 (approximately $22,463) and benefits, with no entitlement to bonuses. In addition, subject to shareholder approval, Mr. Marenko was granted a special one-time grant of 100,000 restricted shares, which vest on April 1, 2027, pursuant to the Board’s approval on April 22, 2026. The Board further approved, subject to shareholder approval, the continued vesting schedule of Mr. Marenko’s outstanding equity awards granted to him in his capacity as Chief Executive Officer.

2.      Equity-Based Award to Dr. Noam Arkind

Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, was granted, subject to shareholder approval, a special one-time equity-based award of 185,000 restricted shares, which award to vest on April 1, 2027, subject to the terms and conditions of the applicable award agreement and the Company’s equity incentive plan, pursuant to the Board’s approval on April 22, 2026.

3.      Approval of an Annual Cash Bonus plan

The Company’s existing Compensation Policy provides a framework for annual cash bonuses for its Executive Officers and Directors. The previous annual cash bonus plan, which specifically applied to the chief executive officer and chief technology officer, covered calendar years 2023 through 2025.

The Company’s Compensation Committee and Board have approved a new annual cash bonus plan, consistent with the Company’s Compensation Policy and based on performance-based measurable criteria for each of the years ending on December 31, 2026, 2027 and 2028, for our Chief Executive Officer and Chief Technology Officer (the “Bonus Plan”).

This Bonus Plan will apply to Mr. Ram Machness as of his appointment as the Company’s Chief Executive Officer (as further described in Proposal 2) and to Dr. Noam Arkind, the Company’s Chief Technology Officer, who also serves as a member of the Company’s Board. The proposed Bonus Plan is intended to incentivize these officers by closely aligning their personal economic interest with our Company’s performance and share price appreciation.

When discussing the proposed remuneration, the Compensation Committee and the Board considered numerous factors, including the human resources needs of the Company, its strategic goals, seniority level, the consistency of the proposed compensation with the Company’s Compensation Policy’s principles and limitations, the skills, background and qualifications of both Mr. Machness and Dr. Arkind, and their overall compensation terms.

The Company’s Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the proposed Bonus Plan for each of these officers which links their compensation to long-term shareholder value through a combination of growth and profitability and closely aligning their compensation to industry practices, and considered in their decisions the factors enumerated in the Company’s Compensation Policy and determined that the proposed Bonus Plan for each of the officers are consistent therewith.

In order to properly evaluate the CEO’s and CTO’s success in reaching Company goals, the Company will set performance targets for each calendar year from 2026 to and including 2028. The performance targets will be comprised of approximately 70% of measurable criteria and approximately 30% of non-measurable criteria, as determined by the Compensation Committee and the Board during the first quarter of the year per each of the CEO and the CTO, pursuant to the following weights and criteria:

Performance Target – Components	Component Weight (as % of Target)
Company operating performance measures – comprised of at least two measurable parameters as follows: revenues, Adjusted EBIDA, operating profits, net profits, % OPEX of revenues	35%
Company strategic goals – comprised of at least two measurable parameters as follows: product design, business development, R&D, customers’ related objectives	35%
A discretionary evaluation of the overall performance during the past year	30%

The target bonus in the event of 100% achievement of the target goals is three months’ salary, while for overachievement performance of 120% and above, the officer may be eligible for an additional month’s salary, totaling four months’ salary. The Compensation Committee determined whether and the extent to which performance measures are met.

The eligibility for cash bonuses under the Bonus Plan shall be subject to the following thresholds (which will be specifically determined by the Compensation Committee with respect to each annual operating plan):

Less than 70% achievement	No bonus
70% to 100% achievement	Linear between one to three months’ salary
120% and above	Additional one month’s salary (i.e. four months’ salary)

The Compensation Committee and the Board are authorized to determine each year the performance target and the extent to which the achievement level of the pre-defined goals were met (without further approval by shareholders) based on the actual performance of the CEO and the CTO, respectively.

In special circumstances (e.g., regulatory changes, significant changes in the business environment, a significant organizational change, merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may make adjustments to the objectives, and in such special circumstances, to modify the objectives and/or their relative weights or the amount of bonus payouts (including decreasing such amounts to zero), in connection with the applicable bonus period.

Proposed Resolutions

It is proposed by the Board that the following resolutions be adopted at the Meeting:

(a)    RESOLVED, to approve the appointment of Mr. Kobi Marenko as President of the Company, effective April 1, 2026, and the terms of his office and employment as President, including continuation of his current base salary and including a special one-time equity-based award for Mr. Kobi Marenko, a member of the Board of Directors and President of the Company, with an April 1, 2027 vesting date, subject to the terms and conditions of the applicable award agreement and the Company’s equity incentive plan.

(b)    RESOLVED, to approve a special one-time equity-based award for Dr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board, with an April 1, 2027 vesting date, subject to the terms and conditions of the applicable award agreement and the Company’s equity incentive plan.

(c)     RESOLVED, to approve the annual cash bonus plan, as part of the compensation terms of Mr. Ram Machness, as the Company’s Chief Executive Officer and of Dr. Noam Arkind as the Company’s Chief Technology Officer, as set forth in the Proxy Statement.

Votes Required

The approval of the resolutions set forth above require the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 3 at the Meeting in person or by proxy, provided however, that with respect to the resolution set forth in Proposal 3(c), such majority shall also include the Compensation Majority.

Board Recommendation

The Board recommends a vote “FOR” the foregoing resolutions.

PROPOSAL 4

APPROVAL OF NON-EXECUTIVE DIRECTORS’ COMPENSATION

(Item 4 on the proxy card)

Background

Under the Israeli Companies Law, the compensation of directors is generally subject to the approval of the company’s compensation committee, board of directors and shareholders, in that order, and must generally be consistent with the directors and officers compensation policy, as approved by the Company’s shareholders (the “Compensation Policy”).

Currently, the Company’s non-executive directors receive an annual fee in the range of $30,000 to $50,000 plus applicable value added tax as remuneration for their service on the Board, while chairmanship at Board committees allows for additional remuneration of $50,000. Each of the Company’s non-executive directors also currently hold options to purchase approximately between 40,000 to 120,000 Company shares, at an exercise price between $1.3 to $8.

As part of the Company’s policy, which aims to align the interests of directors with the Company’s goals by setting incentive-based compensation, the Compensation Committee and the Board have recommended granting an equity-based award to non-executive directors, as further detailed below, in order to provide directors with proper compensation for the time they invest in leading the Company.

This Proposal 4 includes granting a one-time equity-based award of options to purchase Ordinary Shares of the Company to each non-executive director whose previous equity-based award has become fully vested. The options will vest over a period of three years from the date of grant on a quarterly basis, at an exercise price equal to the average share price in the preceding 30 trading days prior to the approval of this grant at the Annual General Meeting, designated as 102 capital gains track award (with trustee) for Israeli board members.

Each of the three non-executives who do not have a specific program — Prof. Yonina Eldar, Yair Shamir and E. Scott Crist — shall receive options to purchase 120,000 Ordinary Shares, vesting over a three-year period, with an expiry term of 10 years and an exercise price equal to the average share price in the 30 trading days preceding to the approval of this grant by the shareholders.

In determining the compensation terms of Non-Executive Directors, the Company’s Compensation Committee and the Board have considered many factors, including the Company’s Compensation Policy, the total compensation packages of the directors, benchmark data, and industry standards.

The Board believes that the compensation terms as set forth above are in the best interests of the Company and align with its shareholders’ interests.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, to approve the grant of an equity-based award to the Company’s Non-Executive Directors as detailed in the Proxy Statement.

Votes Required

The approval of the above resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 4 at the Meeting in person or by proxy.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the grant of equity-based awards to the Company’s Non-Executive Directors and Industry Expert Directors.

PROPOSAL 5

APPROVAL OF THE AMENDED COMPENSATION POLICY

(Item 5 on the proxy card)

Background

As required under the Israel Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, a compensation policy must be approved at least once every three years by the board of directors, upon recommendation of its compensation committee, and thereafter, approval of the vote of shareholders by a Compensation Majority.

Our Compensation Policy for executive directors and officers became effective upon the completion of our initial listing at Nasdaq whereby our ordinary shares became publicly traded, and it will remain in effect for term of five years from that date. Therefore, at this Meeting, our revised Compensation Policy will be brought for shareholder review and approval.

The compensation policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual performance, align their interests with the Company’s long-term performance and shareholder value, and provide appropriate risk management. The policy addresses compensation components including base salary, annual and other cash bonuses, equity-based compensation, benefits, retirement and termination arrangements, and indemnification and insurance. It includes measures such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between variable and total compensation, minimum vesting periods for equity awards, and a clawback mechanism.

Development of the Amended Compensation Policy

Our proposed amended compensation policy for Executive Officers and Directors (the “Compensation Policy”) is attached hereto as Exhibit A and is also available on the Company’s website.

As part of the process for developing the amended compensation policy, our Compensation Committee and Board carefully evaluated the proposed changes, have consulted with the Company’s external advisors and considered a variety of factors, including expected changes in the Company’s business, benchmark and market trends, and the need to retain talented personnel. Furthermore, our Compensation Committee and Board have also considered other developments within the Company and in industries in which the Company operates, since the approval of the previous form of Compensation Policy, and feedback from investors and proxy advisory firms.

After taking into consideration the factors and information described above, and in view of the Company’s experience implementing the previous Compensation Policy, the Compensation Committee and Board determined that it is desirable to retain the overall structure of the policy, with certain amendments, summarized as follows, the description of which is qualified in its entirety by the text of the Amended Compensation Policy itself, which is attached as Exhibit A to this Proxy Statement.

1.      Immaterial Changes.    The policy now provides a broader and more detailed definition of an “Immaterial Change,” which enable the Committee to make changes without requiring Board or shareholder approval, as may be relevant based on a cap of up to 10% of the overall annual compensation cost of the relevant Executive Officer (instead of a cap of approximately two monthly base salaries).

2.      Annual and Special Bonus Flexibility.    The annual bonus provisions have been updated to provide the Compensation Committee and the Board with greater flexibility in special circumstances, including regulatory changes, financing transactions and other unforeseen one-time events, to adjust bonus objectives, weightings and payouts.

3.      Clawback.    The clawback provisions have been expanded to clarify that they do not limit or replace the Company’s separate Clawback Policy adopted on December 1, 2023, which is incorporated into the Compensation Policy by reference.

4.      Termination Payments.    The maximum aggregate amount of non-statutory retirement and termination payments has been significantly reduced from 24 months base salaries to six months base salaries.

5.      Board Compensation.    The maximum annual cash payment for Board members other than the chairperson has been increased from US$100,000 to US$150,000. The policy also clarifies that the chairperson may receive an additional annual cash retainer of up to US$100,000 and permits Board members to receive certain benefits provided under the general benefits section, subject to the shareholder approval of such compensation.

If approved, the Compensation Policy will serve as the Company’s compensation policy (for purposes of the Companies Law) for its directors and executive officers until the Company’s third annual general meeting following the Meeting.

Proposed Resolutions

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, to approve and adopt the Company’s Amended Compensation Policy, in the form attached as Exhibit A, such policy to be in effect until the third annual general meeting of the Company following the Meeting.

Votes Required

The approval of the foregoing resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 5 at the Meeting in person or by proxy, provided however, that such majority shall also include the Compensation Majority.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the re-approval of the Company’s Compensation Policy.

PROPOSAL 6

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS

(Item 6 on the proxy card)

Background

The Audit Committee and the Board approved, subject to the approval of our shareholders, the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the independent auditors of the Company for the year ending December 31, 2026, and for such additional period, until the next annual general meeting of shareholders. Somekh Chaikin has been the Company’s independent auditor since 2021.

The following table sets forth, for each of the years indicated, the fees paid to Somekh Chaikin:

	Year Ended December 31,
	2024	2025
Audit Fees(1)	$315,500	$209,917
Tax Fees(2)	$37,600	$60,962
Total	$353,100	$270,879

____________

(1)      “Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2025 and 2024, certain procedures regarding our annual report submitted on Form 20-F, our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)      “Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED, that the re-appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2026, be, and hereby is, ratified and approved by the shareholders of the Company, that and the Audit Committee or the Board is authorized to approve the compensation of such firm.

Votes Required

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 6 at the Meeting in person or by proxy.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution reappointing the Company’s independent auditors.

PROPOSAL 7
APPROVAL OF REVERSE SHARE SPLIT AND CORRESPONDING AMENDMENT OF THE COMPANY’S ARTICLES; BOARD AUTHORIZATION

(Item 7 on the proxy card)

Background

1.      On April 13, 2026, the Company received a letter from the Nasdaq Listing Qualifications Department notifying the Company that, based on the closing bid price of the Company’s ordinary shares for the prior 30 consecutive business days, the Company no longer meets the Nasdaq continued listing requirement that the Company maintain a minimum bid price of $1 per share of the ordinary shares. Nasdaq has provided the Company with a compliance period of 180 calendar days, or until October 12, 2026, to regain compliance with Nasdaq continued listing requirements. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirements for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirements, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. Although the Company believes that it will be able to meet the conditions for an additional 180-day compliance period, the Company can give no assurance that it be able to obtain the extension. If the Company is not able to obtain the extension and ordinary shares have not met the $1.00 minimum bid price requirement, it would be necessary for the Company to effect a reverse split of the ordinary shares so that the ordinary shares meet the $1.00 minimum bid price for ten consecutive trading days by October 12, 2026.

2.      In addition, the Board believes that a reverse share split is advisable in order to make the Company’s Ordinary Shares more attractive to a wider range of investors and to improve the Company’s ability to maintain appropriate financing.

3.      The Board adopted a proposal that the Company’s shareholders grant the Board the authority to adopt a reverse split of the Company’s ordinary shares in such ratio (the “Reverse Stock Ratio”), as the Board may deem necessary in order that, upon the effectiveness of the reverse split, the ordinary shares would trade at a price of approximately $3.00 per share. The Board felt that the reverse stock ratio should be such that the market price of the ordinary shares following the effectiveness of the reverse split would be substantially greater than $1.00 per ordinary share in view of the market experience that following a reverse split, the market price declines.

4.      The Reverse Stock Ratio is the number of ordinary shares that will be combined into one ordinary share. Thus, for example, if the Reverse Stock Ratio is one-for-five, the number of shares each shareholder will hold after the reverse split with be one-fifth of the number of pre-reverse split share, the price of the ordinary shares would initially be five times the market price immediately prior to the effectiveness of the reverse split and the number of outstanding shares and authorized shares would be one-fifth of the number of ordinary shares immediately prior to the effectiveness of the reverse split. The par value per ordinary share will be five times the present par value, and the Company’s Restated and Amended articles of association will be amended to reflect the changes to the Company’s registered (authorized) share capital and par value per share as a result of the reverse split accordingly.

5.      The Reverse Stock Ratio will be determined by the Board and in making such determination, the Board may consider factors relating to the trading history of the ordinary shares and the status of Company’s business and the results of its operations as reflected in its financial statements, including the factors described in the Company’s filings with the SEC, including its 20-F for the year ended December 31, 2025 and its reports on Form 6-K. The Board expects to implement a ratio that would result in a market price for the Company’s ordinary Shares that is generally within the range considered attractive to institutional investors and sufficient for Nasdaq compliance. In determining whether to implement the Reverse Share Split following the receipt of shareholder approval, the Board may consider, among other things, factors such as:

(a)     the historical trading price and trading volume of our ordinary shares;

(b)    the then prevailing trading price and trading volume of our ordinary shares and the anticipated impact of the Reverse Share Split on the trading market for our Class A ordinary shares;

(c)     the development of the Company’s business, including its order backlog and revenue stream and the status of its negotiations for the sale or its product;

(d)    the status of the market for the Company’s chipset and competitive factors in the industry;

(e)     The Company’s ability to have its ordinary shares remain listed on the Nasdaq Capital Market;

(f)     the anticipated impact of the Reverse Share Split on the Company’s ability to raise additional financing;

(g)    prevailing general market and economic conditions, and

(h)    any other factors the Board deems relevant, including applicable Nasdaq requirements.

(i)     The Board’s perception of Institutional investor preferences.

6.      As a result of the reverse split:

(a)     The price of the outstanding shares would be increased based on the Reverse Stock Ratio and the number of ordinary shares would be decreased by the Reverse Stock Ratio, For example, if the price of the ordinary shares prior to the reverse split is $0.64, assuming a one-for-five Reverse Stock Ratio, if a shareholder owns 100,000 ordinary shares before the reverse split, immediately upon the effectiveness of the reverse split, the shareholder would own, upon effectiveness of the reverse split, 20,000 ordinary shares at a presumed market price of $3.20. The market price of the ordinary shares immediately preceding and following the effectiveness of the reverse split are subject to market conditions.

(b)    No fractional shares will be issued as a result of the reverse split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional shares of 0.5 shares or more shall be rounded up to the next higher number of whole shares and fractional shares less than 0.5 would be dropped.

(c)     The exercise price of all outstanding options, grants, warrants and convertible securities (collectively, “convertible securities”) will be increased by the Reverse Stock Ratio and the number of ordinary shares issuable upon conversion of the convertible securities will be decreased by the Reverse Stock Ratio. Thus, based on a one-for-five Reverse Stock Ratio, an option or warrant to purchase 100,000 shares at $1.00 per share will become an option to purchase 20,000 shares of $5.00 per share.

(d)    The number of ordinary shares subject to the Company’s long-term incentive plan will be reduced by the Reverse Stock Ratio.

7.      The Board believes that it is appropriate and in the best interests of the Company and its shareholders that the shareholders approve the reverse split, and that the reverse split will be structured to help support the continued listing of the Company’s Ordinary Shares on Nasdaq, which will enable the Company to maintain better access to the public capital markets while providing greater liquidity for the Company’s shareholders. The Reverse Share Split shall be set at within the above range as determined by our Board of Directors in its sole discretion. Our Board of Directors believes that the availability of flexibility in determining the Reverse Split Ratio as provided above will provide it with the flexibility to implement the Reverse Share Split in a manner designed to maximize the anticipated benefits for the Company and its shareholders.

8.      Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

9.      The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s relative percentage ownership interests in the Company, relative voting rights or other rights subject to the settlement of fractional shares, as described above. Ordinary shares resulting from the reverse split will remain fully paid and non-assessable.

10.    Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders that hold the Company’s Ordinary Shares in street name. However, such banks, brokers, custodians, or other nominees may have procedures that differ from those of registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

11.    The trading symbol for the ordinary shares, ARBE, on both Nasdaq and the TASE will not be changed. However, the shares issuable upon the reverse split will have aa new CUSIP.

Proposed Resolution

It is proposed by the Board that the following resolution be adopted at the Meeting:

RESOLVED to approve a reverse split of the ordinary shares of the Company, at a ratio to be determined by the Board in its sole discretion, so that, immediately upon its effectiveness, the ordinary shares would trade at a price of approximately $3.00 per share; to approve the corresponding amendment to the Company’s Amended and Restated Articles of Association to reflect the change in the Company’s registered (authorized) share capital and the par value of the Ordinary Shares resulting from the reverse split; and to authorize the Board to implement the reverse split and determine the exact ratio within such range at such time as the Board deems appropriate, no later than the annual general meeting of shareholders of 2027, as described in the Proxy Statement.

Votes Required

The approval of this resolution requires the affirmative vote of the holders of a majority of the voting power represented and voting on this Proposal 7 at the Meeting in person or by proxy.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the potential reverse split of the Company’s issued and outstanding Ordinary Shares.

AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2025, will be presented. The Company’s Audited Consolidated Financial Statements are included in the Company’s annual report in Form 20-F, which was filed with the U.S. Securities and Exchange Commission, and appears on the SEC’s website: www.sec.gov, as well as on the Company’s website: www.arberobotics.com. These financial statements are not a part of this Proxy Statement. This item does not require a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice previously published. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board,
Ram Machness
Chief Executive Officer
Yair Shamir
Chairman of the Board

August 12, 2026

Exhibit A

ARBE ROBOTICS LTD.

Compensation Policy for Executive Officers and Directors

(amended on September __, 2026)

A.     OVERVIEW AND OBJECTIVES

1.      GENERAL

This document sets forth the compensation policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Arbe Robotics Ltd. (“Arbe” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Arbe’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Arbe’s value and otherwise assist Arbe to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of officers and directors to Arbe’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, including any chief executive officer, general manager, president or vice president, excluding, unless otherwise expressly indicated herein, members of the Board of Directors of Arbe who are not officers(the “Board”).

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted by such law.

This Policy shall apply to compensation agreements and arrangements approved after the date on which this Policy is adopted and shall serve as Arbe’s Compensation Policy for three (3) years commencing as of the date of approval of the Policy by Arbe;s shareholders, unless amended earlier. The Compensation Committee of the Board (the “Compensation Committee”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

This Policy is designed solely for the benefit of Arbe and none of the provisions thereof are intended to provide any rights or remedies to any person other than Arbe.

2.      OBJECTIVES

Arbe’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Arbe’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Arbe’s core values as part of a motivated behaviour. To that end, this Policy is designed, among others:

2.1.             To closely align the interests of the Executive Officers with those of Arbe’s shareholders in order to enhance shareholder value;

2.2.             To align a significant portion of the Executive Officers’ compensation with Arbe’s short and long-term goals and performance;

2.3.             To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.             To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.             To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.             To maintain consistency among Executive Officers in the way Executive Officers are compensated.

3.      COMPENSATION INSTRUMENTS

Compensation instruments under this Policy may include the following:

3.1.             Base Salary;

3.2.             Benefits;

3.3.             Cash Bonuses;

3.4.             Equity Based Compensation;

3.5.             Change of Control Terms; and

3.6.             Retirement and Termination Terms.

4.      OVERALL COMPENSATION — RATIO BETWEEN FIXED AND VARIABLE COMPENSATION

4.1.             This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Arbe’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.             The value of the total annual bonus and equity-based compensation of each Executive Officer shall not exceed 85% of the value of the total compensation package of such Executive Officer on an annual basis, as determined based on the accounting principles used by the Arbe for its financial statements or such other method as determined by the Compensation Committee or the Board

5.      INTER-COMPANY COMPENSATION RATIO

5.1.             In the process of drafting and updating this Policy, Arbe’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and directors, and the average and median employer cost associated with the engagement of Arbe’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.             The possible ramifications of the Ratio on the daily working environment in Arbe were examined and will continue to be examined by the Compensation Committee and the Board from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Arbe.

B.     BASE SALARY AND BENEFITS

6.      BASE SALARY

6.1.             A base salary provides stable compensation to Executive Officers and allows Arbe to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Executive Officer.

6.2.             Since a competitive base salary is essential to Arbe’s ability to attract and retain highly skilled professionals, Arbe shall seek to establish a base salary that is competitive with the base salaries paid to Executive Officers in similar companies operating in the same technology sectors, with similar characteristics to Arbe, while considering, among others, such companies’ size and characteristics including (but not limited to) their revenues, profitability rate, number of employees, and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation

Committee at least every two (2) years. To that end, Arbe shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation packages offered to an Executive Officers of the Company with compensation packages in similar positions to that of the relevant officer in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey may be included in the proxy statement published in connection with the annual general meeting of Arbe’s shareholders.

6.3.             The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for base salary adjustments are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.      BENEFITS

7.1.             The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

1.1.             Vacation days in accordance with market practice;

1.2.             Sick days in accordance with market practice;

1.3.             Convalescence pay according to applicable law;

1.4.             Monthly remuneration for a study fund, as allowed by applicable law and in accordance with Arbe’s practice and in reference to the practice in similar companies;

1.5.             Arbe shall contribute on behalf of the Executive Officer to an insurance policy, a pension fund or retirement fund, as allowed or required by applicable law and with reference to Arbe’s policies and procedures and the practice in similar companies; and

1.6.             Arbe shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed or required by applicable law and with reference to Arbe’s policies and procedures and to the practice in similar companies.

7.2.             Non-Israeli Executive Officers may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.             In the event of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.             Arbe may offer additional benefits to its Executive Officers (and directors) to the extent such benefits are reasonable and necessary or comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, meals, relocation or repatriation, or other benefits to the extent provided to other employees (such as newspaper subscriptions, academic and professional studies) under a Company’s general policy.

C.     CASH BONUSES

8.      ANNUAL CASH BONUSES

8.1.             Compensation in the form of an annual or other periodic cash bonus is an important element in aligning the Executive Officers’ compensation with Arbe’s objectives and business goals. Therefore, Arbe’s compensation philosophy reflects a pay-for-performance element, in which bonus pay-out eligibility and levels are determined based on actual financial and or operational results, as well as individual performance.

8.2.             A cash bonus may be awarded to an Executive Officer upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) (i) at the beginning of each calendar or fiscal year or bonus period, (ii) upon engagement, in the case of a newly hired Executive Officer, or (iii) upon the establishment of a new bonus program, taking into account Arbe’s short and long-term goals, as well as its compliance and risk management policies.

8.3.             The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to a cash bonus (all or any portion thereof) and the formula for calculating any such cash bonus entitlement, with respect to each calendar year, for each Executive Officer.

8.4.             In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Arbe’s business environment, a significant organizational change, significant merger and acquisition events, financing transaction, or other similar events), including a one-time event that was not anticipated at the time the objectives were determined, the Compensation Committee and the Board may modify the objectives and/or their relative weights and may also make appropriate adjustments in calculating the bonus pay-outs (including decreasing such amounts to zero) during the applicable bonus period, including based on discretionary basis only.

8.5.             In the event the employment of an Executive Officer is terminated prior to the end of a bonus period, the Company may (but shall not be obligated to) pay such Executive Officer the full cash bonus for the applicable period (based on achievement of the bonus targets during such period) or a prorated one, or no bonus at all. Such bonus, if paid, will become due on the same scheduled date for cash bonus payments by the Company.

8.6.             The actual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

8.7.             The Compensation Committee is authorized, under certain circumstance whereby it is justified in light of the Company’s financial condition, to determine that the annual cash bonus payout may be provided to an eligible person through the combination of cash and equity-based compensation, subject to the thresholds of variables and equity awards as provided hereunder.

8.8.             The Compensation Committee and Board ant the Board will determine if it is in the best interest of the Company’s shareholders and the Company to approve a proposed bonus plan to each officer’s compensation terms, thus appropriately linking their compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning their compensation to industry practices, and considered in their decisions the factors enumerated in this Compensation Policy and determined that the proposed bonus plan for each of the officers is consistent therewith.

8.9.             The performance objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which may be based on actual financial and operational results, such as (but not limited to) revenues, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (but not limited to) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

8.10.           The performance objectives will be determined and approved by the Compensation Committee and the Board, following the recommendation of the chairperson of the Board with respect to the chief executive officer (the “CEO”), and the recommendation of the CEO with respect to all other Executive Officers, at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as determined by the Compensation Committee and the Board) on the basis of, but not limited to, Company division and individual objectives.

8.11.           These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized as described below:

8.12.           Between 70% – 100% will be based on goals set forth in the Company’s annual operating plan and long-term plan, such as achieving business, financial and/or technological objectives and design wins and achieving strategic technology objectives.

8.13.           A smaller portion, not to exceed 30% of the total amount of the annual cash bonus may be based on a discretionary evaluation. Such evaluation shall be based on the evaluation of the relevant Executive Officer’s individual performance, subject only to the approval of the Compensation Committee and of the Board, following the recommendation of the chairperson of the Board with respect to the CEO and following the recommendation of the CEO with respect to all other Executive Officers, based on quantitative and qualitative criteria.

8.14.           The maximum annual cash bonus that an Executive Officer, including the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary, and for overachievement performance, will not exceed 67% of such Executive Officer’s annual base salary.

8.15.           It is hereby clarified that the Company may determine that, with respect to any specific year, all or any particular officers shall not be entitled to an annual cash bonus.

9.      OTHER BONUSES

9.1.             Special Bonus.    Arbe may grant its Executive Officers a special or ad hoc bonus in cash or as an equity-based award for special achievements (such as in connection with mergers and acquisitions, financing transactions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and, in the CEO’s case, at the Board’s discretion, following the recommendation of the chairperson of the Board), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 50% of the Executive Officer’s total compensation package on an annual basis.

9.2.             Signing Bonus.    Arbe may grant a newly hired Executive Officer a signing bonus at the CEO’s discretion (and, in the CEO’s case, at the Board’s discretion, following the recommendation of the chairperson of the Board), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

9.3.             Relocation/Repatriation Bonus.    Arbe may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation Bonus will include customary benefits associated with such relocation, and its monetary value will not exceed 100% of such Executive Officer’s annual base salary.

10.    COMPENSATION RECOVERY (“CLAWBACK”)

10.1.           In the event of an accounting restatement, Arbe shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount by which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Arbe prior to the third anniversary of the end of the fiscal year restated in the financial statements.

10.2.           Notwithstanding the aforesaid, the Clawback will not be triggered in the following events:

10.2.1.        The financial restatement is required due to changes in the applicable financial reporting standards; or

10.2.2.        The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

10.3.           Nothing in this Section 10 derogates from any other “Clawback” or similar provisions regarding disgorgement of profits imposed on Executive Officers by virtue of applicable law.

10.4.           Without derogating from the foregoing, this Section 10 shall not limit, derogate from or replace the Company’s Clawback Policy adopted on December 1, 2023, as may be amended from time to time, and such policy is hereby incorporated into this Policy by reference.

D.     EQUITY BASED COMPENSATION

11.    GUIDELINES FOR THE GRANT OF AWARDS

11.1.           The equity-based compensation for Arbe’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Arbe and its shareholders, and to strengthen the retention and the motivation of the Executive Officers in the long term. In addition, since equity-based awards are structured to vest over time, their incentive value to recipients is aligned with longer-term strategic plans.

11.2.           The equity-based compensation offered by Arbe is intended to be in the form of share options, restricted stock units, restricted shares and/or other equity-based awards, in accordance with the Company’s equity incentive plans as may be adopted or amended from time to time. The material terms of such awards may include, among other things, the type of award, the number of underlying securities, the vesting schedule, performance conditions if any, the exercise price or purchase price if applicable, the term of the award, the method of settlement, and the treatment of the award upon termination of service or employment or upon a change of control.

11.3.           Equity-based compensation awarded by the Company to employees, Executive Officers or directors shall not be, in the aggregate, in excess of 20% of the Company’s share capital on a fully diluted basis at the date of the grant after giving effect to the grant.

11.4.           Equity-based compensation granted by Arbe shall not exceed (i) with respect to an Executive Officer other than the CEO, 250% of his annual base salary, and (ii) with respect to the CEO 400% of his annual base salary.

11.5.           Generally, equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers.

11.6.        Unless otherwise determined in special circumstances approved by the Compensation Committee and the Board (such as retention needs), grants to Executive Officers other than non-employee directors shall vest gradually over a period of at least three (3) years, provided that a portion of the award may vest after one year from the date of grant and the remainder shall vest in installments thereafter. The exercise price of options shall generally not be less than the fair market value of the underlying shares on the date of grant, unless otherwise permitted by applicable law, and the maximum term of any award shall not exceed ten (10) years from the date of grant. The main terms of the Company’s equity incentive arrangements, including the exercise price determination methodology and the general vesting and expiration terms, shall be disclosed in accordance with applicable law.

11.7.           The Company may further determine other or additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise, including that the vesting of the equity-based awards will be subject to the attainment of measurable performance goals set by the Company.

11.8.           The Company may approve the accelerated vesting of equity-based awards upon termination of service or employment and/or upon a change of control, and may provide for continued vesting of, or an extended exercise period for, equity-based awards beyond those generally applicable pursuant to the relevant plan in such circumstances, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant.

11.9.           All other terms of the equity-based compensation awards shall be in accordance with Arbe’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award shall remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

11.10.         The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role, and the personal responsibilities of the Executive Officer, and such other criteria as determined by the Compensation Committee and the Board.

11.11.         In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 11.10 above, and in any event the total value of any annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO — the higher of (w) 400% of his or her annual base salary or (x) 0.5% of the Company’s fair market value; and (ii) with respect to each of the other Executive Officers — the higher of (y) 250% of his or her annual base salary or (z) 0.35% of the Company’s fair market value.

11.12.         The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E.     RETIREMENT AND TERMINATION ARRANGEMENTS

12.    GENERAL GUIDELINES FOR TERMINATION PAYMENTS

12.1            Termination payments will generally be set forth in Executive Officer’s employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

12.2            When considering termination payments, the Company will generally consider, among other matters, the Executive Officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals and maximization of its profits, as well as the circumstances of termination.

12.3            The total non-statutory payments under Section E herein shall not exceed six (6) monthly base salaries of the Executive Officer’s.

13.    COMPONENTS OF TERMINATION PAYMENTS

13.1            Advance Notice Period. Arbe may (but is not obligated to, unless otherwise required by applicable law) provide an Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements, and the circumstances of retirement, with prior notice of termination of up to (i) 6 months in the case of an Executive Officer other than the CEO, and (ii) 12 months in the case of the CEO, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options.

13.2            Adjustment Period. Arbe may provide an additional adjustment period of up to 6 months to an Executive Officer, other than the CEO, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements, and the circumstances of retirement.

13.3            Non-Compete Grant. Upon termination of employment and subject to applicable law, Arbe may grant its Executive Officers a non-compete grant as an incentive to refrain from competing with Arbe for a defined period of time. The terms and conditions of the non-compete grant shall be determined by the Compensation Committee and the Board and shall not exceed such Executive Officer’s six (6) monthly base salaries.

13.4            Additional Retirement and Termination Benefits. Arbe may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F.      EXCULPATION, INDEMNIFICATION, AND INSURANCE

14.    EXCULPATION

14.1            Arbe may exempt its directors and Executive Officers in advance, to the fullest extent permitted by applicable law, from all or any part of his or her liability for damages resulting from a breach of the duty of care vis-a-vis Arbe. This Section F shall not affect any director or Executive Officer under the Company’s claw-back policy or any other matter with respect to which the exemption is in violation or or not consistent with applicable laws or public policy.

15.    INSURANCE AND INDEMNIFICATION

15.1            Arbe may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability or expense that may be imposed on a director or Executive Officer, as provided in the indemnity agreement between such individuals and Arbe, all subject to applicable law and the Company’s Articles of Association, as in effect from time to time.

15.2            Arbe will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

15.2.1         The annual premium to be paid by Arbe shall not exceed 25% of the aggregate coverage of the Insurance Policy;

The limit of liability of the insurer shall not exceed the greater of US$25,000,000 or 25% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

15.2.2         The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the amounts are reasonable considering Arbe’s exposures, the scope of coverage and the market conditions, and that the Insurance Policy reflects current market conditions and does not materially affect the Company’s profitability, assets or liabilities.

15.3            Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Arbe shall be entitled to enter into a “run off” Insurance Policy for a period of up to seven years, with the same insurer or any other insurer, as follows:

15.3.1         The limit of liability of the insurer shall not exceed the greater of US$25,000,000 or 25% of the Company’s shareholders’ equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

15.3.2         The annual premium shall not exceed 400% of the last paid annual premium; and

15.3.3         The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the amounts are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Insurance Policy reflects current market conditions and does not materially affect the Company’s profitability, assets or liabilities.

15.4            Arbe may extend the Insurance Policy then in place to include coverage for liability pursuant to a future public offering of securities, as follows:

15.4.1         The additional premium for such extension of liability coverage shall not exceed 150% of the last paid annual premium; and

15.4.2         The Insurance Policy, as well as the additional premium, shall be approved by the Compensation Committee (and, if required by law, by the Board), which shall determine that the amounts are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions, and that the Insurance Policy reflects current market conditions and does not materially affect the Company’s profitability, assets, or liabilities.

G.     ARRANGEMENTS UPON CHANGE OF CONTROL

16.    The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” (as such term will be defined from time to time in the share incentive plans of the Company):

16.1.           Vesting acceleration of outstanding options or other equity-based awards;

16.2.           Extension of the exerciseperiod of options for Arbe’s Executive Officer for a period of up to five years; and

16.3.           Up to an additional 6 months of continued base salary and benefits following the date of employment termination as a result of a change in control (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy;

16.4.           A cash bonus, which shall not exceed 67% of the Executive Officer’s annual base salary in the case of an Executive Officer other than the CEO, and 100% in case of the CEO.

H.     BOARD OF DIRECTORS COMPENSATION

17.    The following benefits may be granted to Arbe’s Board members:

17.1            All Arbe Board members, excluding the chairperson of the Board, may be entitled to an annual cash fee retainer of up to US$150,000, a committee membership annual cash fee retainer of up to US$60,000, and a committee chairperson annual cash fee retainer of up to US$70,000. The chairperson of Arbe’s Board may be entitled to an additional annual cash fee retainer of up to US$100,000.

17.2            The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

17.3            Notwithstanding the provisions of Section 17.1 above, in special circumstances, such as in the case of a professional director, an expert director, or a director who makes a unique contribution to the Company, such director’s compensation may be different from the compensation of all other directors and may be greater than the maximum amount allowed under Section 17.1.

17.4            Each member of Arbe’s Board (excluding the chairperson of the Board) may be granted an equity-based award in a value of up to US$200,000 per annum. Unless otherwise determined by the Board and approved by the Company’s shareholders, the equity-based awards shall vest annually over a period of up to 3 years, but not less than one year.

17.5            The chairperson of Arbe’s Board may be granted an equity-based award in a value of up to US$250,000 per annum. The equity-based awards shall vest annually over a period of up to 3 years, but not less than one year.

17.6            Members of Arbe’s Board may be entitled to reimbursement of expenses when traveling abroad on behalf of Arbe, in accordance with the Company’s policies, in an amount that shall not exceed US$40,000 for each individual trip.

17.7            Members of Arbe’s Board may be entitled benefits granted under Section 7 above, to the extent provided to other Company’ employees as matter of a general policy.

17.8            It is hereby clarified that the compensation and limitations stated under Section H herein will apply to directors who serve as Executive Officers. However, the Compensation Committee and the Board may be eligible to determine otherwise with respect to the executive directors to allow appropriate compensation in accordance with the components and limitations set forth in connection with Executive Officers who are not directors, provided that such compensation will be subject to the shareholder approval, to the extent required under the Companies Law.

I.       MISCELLANEOUS

18.    Nothing in this Policy shall be deemed to grant any of Arbe’s Executive Officers, directors or employees or any third party any right or privilege in connection with their employment by or engagement with the Company. Such rights and privileges shall be governed by the respective personal employment agreements and/or engagement letters and/or grant letters. The Board may determine that none or only part of the payments, benefits, and perquisites detailed in this Policy shall be granted and is authorized to cancel or suspend a compensation package or part of it.

19.    An Immaterial Change (as defined below) in the terms of employment of an Executive Officer other than the CEO, may be approved by the Compensation Committee only, or if the Committee has permitted with respect to specific issues, by the CEO only, provided that, the amended terms of employment are in accordance with this Policy and applicable law.

For purposes of this section, an “Immaterial Change” means any change, amendment, update or addition to the terms of service or employment of an Executive Officer that does not materially increase the Company’s overall cost, risk or obligations with respect to such Executive Officer. Without limiting the foregoing, an Immaterial Change may include changes in base salary, target bonus opportunity, bonus terms, equity award terms, benefits and perquisites, title, reporting lines as part of organizational changes, scope of responsibilities, work location, relocation-related arrangements, indemnification, insurance or other ancillary terms, provided that the annual total cost to the Company resulting from such change does not exceed 10% of the overall annual cost of compensation package of such Executive Officer, or such lower threshold as may be required by applicable law.

20.    An Immaterial Change made to the service or employment terms of the Company’s CEO may be approved by the Compensation Committee only, if it approves that the changes are, indeed, immaterial and comply with the provisions of this Policy, and subject to a consultation with the chairperson of the Company.

21.    In the event that new regulations or a law amendment in connection with Executive Officers or directors’ compensation are enacted following the adoption of this Policy, Arbe may follow such new regulations or law amendment, even if such new regime contradicts the compensation terms set forth herein.

22.    The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions that refer to laws other than the laws of such jurisdiction shall be construed in accordance with such other laws.

23.    The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time as the Policy is no longer in effect under the Companies Law, (ii) such time as the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time as the determination of Terms of Employment of Office Holders is no longer required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a ‘Public Company’ (as defined in the Companies Law), in which case this Policy shall have no effect with respect to the Terms of Employment of Office Holders at such time.

24.    The Policy shall take effect upon its approval in accordance with the Companies Law.

25.    It is hereby clarified that any amount specified in US dollars may be awarded in an equivalent amount in any other currency, and the Company may adopt a mechanism for payment updates and currency conversion calculations (which will take into account fluctuations in exchange rates), as shall be approved by the Compensation Committee.

26.    Applicable value added tax will be added to any compensation permitted hereunder, in accordance with applicable law.

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